Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 17, 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the "Trust")
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Chase Growth Fund (“Growth Fund”) (S000005073)
Chase Mid-Cap Growth Fund (“Mid-Cap Growth Fund”) (S000005074)
(each, a “Fund”, together, the “Funds”)

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your oral comments and suggestions of January 12, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 392 to its registration statement.  PEA 392 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 29, 2011, for the purpose of re-designating the Chase Growth Fund’s Substantial Investor Class shares as Institutional Class shares and to add new Institutional Class shares for the Chase Mid-Cap Growth Fund.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section – Both Funds

1.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please indent the amount listed for the “Shareholder Servicing Plan Fees” line item to make clear that this amount is a component of the amount listed above for “Other Expenses”.

Response: The Trust responds by making the requested change.

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund), Foresight Funds, Inc. (e.g., Foresight Value Fund), Third Avenue Trust (e.g., Third Avenue Value Fund and Third Avenue Small-Cap Value Fund) and Russell Investment Company (e.g., Russell Global Equity Fund and Russell U.S. Core Equity Fund).

3.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies” section, the Staff notes that each Fund has previously experienced portfolio turnover rates in excess of 100%.  Please confirm whether high portfolio turnover is an attribute of each Fund’s principal investment strategy, and if so, add appropriate disclosure to each Fund’s “Principal Investment Strategies” section.

Response:  The Trust responds by confirming that high portfolio turnover is an attribute of each Fund’s principal investment strategy and by directing the Staff to each Fund’s “Principal Investment Risks” section which includes “Portfolio Turnover Risk” disclosure.  The Trust also responds by adding the following disclosure to each Fund’s “Principal Investment Strategies” section (Item 4 and Item 9):

"The Adviser expects that the Fund’s investment strategy may result in a portfolio turnover rate in excess of 100% on an annual basis.”

Summary Section – Mid-Cap Growth Fund

4.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies” section, the Staff notes that the Mid-Cap Growth Fund defines a mid-cap company to be one that has a market capitalization between $1 billion and $15 billion.  However, the Growth Fund defines a large-cap company to be one that has a market capitalization of $5 billion or greater.  Therefore, the Mid-Cap Growth Fund’s definition of mid-cap companies includes companies that are large-cap companies.  Please revise the Mid-Cap Growth Fund’s disclosure to appropriately define mid-cap companies.  Otherwise, please explain supplementally how the Mid-Cap Growth Fund’s definition of mid-cap companies is appropriate in light of the Growth Fund’s definition of large-cap companies.  Alternatively, in the event the Mid-Cap Growth Fund’s range is based upon the highest and lowest market capitalizations for companies in the portfolio or in a particular index, the Staff would find it appropriate to augment the disclosure to include a smaller range within the currently disclosed range to identify the substantive range within which the Fund generally invests (i.e., the range in which 80% or more of the Fund is invested).

Response:  The Trust responds by stating supplementally that the Funds’ mid-cap and large-cap capitalization ranges are driven by Russell benchmarks.  As of 12/31/11, the Russell 1000 Growth Index (large-cap benchmark) ranges from $117 million and up, with about 90% of the weighting above $5 billion.  The Russell Midcap Growth Index (which is a subset of the Russell 1000 Growth Index) (mid-cap benchmark) ranges from $117 million to $20 billion, with about 90% of the weighting between $1 billion and $15 billion.  Accordingly, the Trust considers the current disclosure appropriate as it defines each Fund’s capitalization range based upon the majority of the companies within its respective index, rather than the highest and lowest company within the index.  However, the Trust will modify each Fund’s disclosure as follows:

Growth Fund

"Chase Investment Counsel Corporation (the “Advisor”) generally considers a large-cap company to be one that has a market capitalization of $5 billion and above.”

Mid-Cap Growth Fund

"The Advisor generally considers a mid-cap company to be one that has a market capitalization of between $1 billion and $15 billion.

Statement of Additional Information

5.
Staff Comment:  Please confirm supplementally that the next time a proxy statement applicable to the Mid-Cap Growth Fund is filed by the Trust with the SEC, it will include a proposal requesting shareholders approve the Fund’s current non-fundamental policy concerning Section 8(b)(1) of the Investment Company Act of 1940, as amended, which relates to the Fund’s concentration policy.

Response:  The Trust responds supplementally by stating that it undertakes to add a proposal to the next proxy statement applicable to the Mid-Cap Growth Fund requesting that shareholders make the non-fundamental concentration policy a fundamental concentration policy.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

 /s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust